Exhibit (a)(1)(i)

OFFER TO PURCHASE

NT ALPHA STRATEGIES FUND
c/o The Northern Trust Company
P.O. Box 75986
Chicago, IL 60675-5986

Offer to Purchase a Portion of its Outstanding Common Units

Dated January 15, 2014

The Offer and Withdrawal Rights Will Expire at
5:00 p.m., Central time, on February 14, 2014
Unless the Offer Is Extended

To the Unitholders of NT Alpha Strategies Fund:

NT Alpha Strategies Fund, a Delaware statutory trust (the “Fund”), is offering to purchase, on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the “Offer”), up to a number of common units of beneficial interest (the “Common Units”) having an aggregate net asset value (“NAV”), as of the last calculation of NAV preceding the expiration of the Offer, of $25,000,000.00 pursuant to tenders by holders of the Common Units (“Unitholders”) in exchange for a Repurchase Instrument (as defined herein) that provides for payment of an amount equal to the net asset value (“NAV”), determined as of March 31, 2014 (the “Valuation Date”), of the repurchased Common Units (the “Payment Amount”).

The minimum amount of Common Units that a Unitholder may tender is equal to $100,000 (based on the NAV of such Common Units as of the last calculation of NAV preceding the expiration of the Offer), provided, however, that if a Unitholder holds Common Units having an aggregate value of less than $100,000, the minimum amount of Common Units that a Unitholder may tender is 100% of the Unitholder’s investment.  If a Unitholder attempts to tender a portion of its Common Units in an amount that would reduce the capital account balance to less than $10,000, then the Unitholder shall be deemed to have tendered the entirety of its Common Units.

This Offer is being made to all Unitholders and is not conditioned on any minimum amount of Common Units being tendered, but is subject to certain conditions described below. Common Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Agreement and Declaration of Trust, dated as of April 5, 2004 (the “Declaration of Trust”), and the securities laws.

Unitholders that desire to tender Common Units for purchase must do so by 5:00 p.m., Central Time, on February 14, 2014 (the “Expiration Date”). Immediately after the Expiration Date, each Unitholder whose Common Units (or portion of them) have been accepted for repurchase will be issued and will be bound by the terms of a repurchase instrument (the “Repurchase Instrument”) reflecting the Fund’s agreement to pay the Unitholder the Payment Amount, equal to the NAV, determined as of the Valuation Date, of the repurchased Common Units, upon the terms and subject to the conditions set forth herein. A form of the Repurchase Instrument is attached hereto as Appendix A.

The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable.  Once issued a Repurchase Instrument, an investor will no longer be a Unitholder of the Fund under applicable state law and will not have the rights of a Unitholder, including without limitation voting rights.  However, until payment in respect of the Repurchase Instrument is made, an investor will continue to be treated as a partner in the Fund for U.S. income tax purposes and to have the rights that a Unitholder would have to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund.  A Unitholder who is issued a Repurchase Instrument is referred to herein as a “Payee.”

Payment in respect of the Repurchase Instrument will be made following the determination of the NAV of the Common Units as of the Valuation Date, but in no event later than the later of (i) thirty (30) days after the Valuation Date, or (ii) if the Fund has requested withdrawals of its capital from any Sub-Fund in which the Fund is invested in order to fund the repurchase of the repurchased Common Units, within ten (10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Sub-Funds (the “Payment Date”).

Unitholders should realize that the value of the Common Units tendered in this Offer likely will change between the most recent calculation of NAV prior to the commencement of the Offer and the Valuation Date, when the value of the Common Units will be determined for purposes of calculating the Payment Amount. Therefore, the Payment Amount received may be more or less than the NAV of the tendered Common Units as of the date hereof or the Expiration Date, in accordance with fluctuations in the Fund’s NAV per Common Unit through the Valuation Date.  Any tendering Unitholders that wish to learn the NAV of their Common Units should contact the Fund, at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Central Time).

Unitholders desiring to tender all or any portion of their Common Units in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4, below.

IMPORTANT

THE FUND MAKES NO RECOMMENDATION TO ANY UNITHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING COMMON UNITS. UNITHOLDERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER COMMON UNITS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR COMMON UNITS TO TENDER.

BECAUSE EACH UNITHOLDER’S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN

AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER ANY UNITHOLDERS SHOULD TENDER COMMON UNITS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to:

NT ALPHA STRATEGIES FUND
c/o The Northern Trust Company
P.O. Box 803589
Chicago, IL 60680-3589

Phone: (800) 388-5610
Fax: (312) 849-8440

TABLE OF CONTENTS

Summary Term Sheet	5

1. Background and Purpose of the Offer	8

2. Offer to Purchase and Price	9

3. Amount of Tender	9

4. Procured for Tenders	10

5. Withdrawal Rights	10

6. Repurchases and Payment	11

7. Certain Conditions of the Offer	12

8. Certain Information About the Fund	13

9. Material U.S. Federal Income Tax Consequences	15

10. Miscellaneous	17

11. Financial Statements	18

Appendix A: Form of Repurchase Instrument	A-1

SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.

●
NT Alpha Strategies Fund (hereinafter “we” or the “Fund”) is offering to purchase a portion of its outstanding common units of beneficial interest (“Common Units”) in exchange for a Repurchase Instrument (as defined herein) that provides for payment of an amount equal to the net asset value (“NAV”), determined as of March 31, 2014 (the “Valuation Date”), of the repurchased Common Units (the “Payment Amount”).

●	This offer (the “Offer”) will remain open until 5:00 p.m., Central Time, on February 14, 2014 unless the Offer is extended (the “Expiration Date”).

●
Immediately after the Expiration Date, each Unitholder whose Common Units (or portion of them) have been accepted for repurchase will be issued and will be bound by the terms of a repurchase instrument (the “Repurchase Instrument”) reflecting the Fund’s agreement to pay the Common Unitholder the Payment Amount, equal to the NAV, determined as of Valuation Date, of the repurchased Common Units. The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable.  Once issued a Repurchase Instrument, an investor will no longer be a Unitholder of the Fund under applicable state law and will not have the rights of a Unitholder, including without limitation voting rights.  However, until payment in respect of the Repurchase Instrument is made, an investor will continue to be treated as a partner in the Fund for U.S. income tax purposes and to have the rights that a Unitholder would have to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund.   A Unitholder who is issued a Repurchase Instrument is referred to herein as a “Payee.” The Repurchase Instrument will be held by The Northern Trust Company, as escrow agent, on behalf of the Payee.  A tendering Unitholder may request a copy of the Repurchase Instrument by contacting the Fund at (800) 388-5610 and, upon request, the Repurchase Instrument, when issued, will be mailed to the tendering Unitholder at the Unitholder’s address maintained in the books and records of the Fund.

●
Payment in respect of the Repurchase Instrument will be made following the determination of the NAV of the Common Units as of the Valuation Date, but in no event later than the later of (i) thirty (30) days after the Valuation Date, or (ii) if the Fund has requested withdrawals of its capital from any Sub-Fund in which the Fund is invested in order to fund the repurchase of the repurchased Common Units, within ten (10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Sub-Funds (the “Payment Date”). The Fund currently expects that it will complete the calculation of the NAV within 15 business days of the Valuation Date.  The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

●
The minimum amount of Common Units that a Unitholder may tender is equal to $100,000 (based on the NAV of such Common Units as of the last calculation of NAV preceding the expiration of the Offer), provided, however, that if a Unitholder holds Common Units having an aggregate value of less than $100,000, the minimum amount of Common Units that a Unitholder may tender is 100% of the Unitholder’s investment.  If a Unitholder attempts to tender a portion of its Common Units in an amount that would reduce the capital account balance to less than $10,000, then the Unitholder shall be deemed to have tendered the entirety of its Common Units.

●	The Payment Amount will take into account and include all Fund income, gains, losses, deductions and expenses until the Valuation Date.

●
The amount that a Unitholder may expect to receive pursuant to the Repurchase Instrument in connection repurchase of the Unitholder’s Common Units will be the value of those Common Units determined on the Valuation Date based on the NAV per unit of the Fund’s Common Units as of the Valuation Date.

●
Although the Payment Amount required to be paid by the Fund under the Repurchase Instrument will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the Payment Amount due by an in-kind distribution of securities.  The Fund intends to make an in-kind payment only under the limited circumstance where the Fund receives an in-kind distribution from Sub-Funds of transferable securities that the Fund cannot liquidate itself prior to the Payment Date.

●
The Fund is offering to purchase up to a number of Common Units  having an aggregate NAV, as of the last calculation of NAV preceding the expiration of the Offer, of $25,000,000.00. If more than the offered number of Common Units is duly tendered prior to the expiration of the Offer and not withdrawn, the Fund presently intends to, subject to the condition that there have been no changes in the factors originally considered by the Trustees when it determined to make the Offer and the other conditions set forth in this Offer to Purchase, but is not obligated to, extend the Offer period, if necessary, and increase the number of Common Units that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Common Units tendered as well as any additional Common Units tendered during the extended Offer period. Alternatively, the Fund may purchase the offered number of Common Units on a pro rata basis.

●
Following this summary is a formal notice of our offer to repurchase your Common Units. Our offer remains open to you until 5:00 p.m., Central Time, on February 14, 2014, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Common Units.  Unitholders will also have the right to withdraw a tender of Common Units at any time after March 14, 2014, to the extent the tendered Common Units have not yet been accepted for purchase by the Fund.

●
If you would like to tender your Common Units (or a portion of your Common Units) for repurchase, you should (i) hand deliver or mail the Letter of Transmittal (enclosed with the Offer), to the Fund at c/o The Northern Trust Company, P.O. Box 803589, Chicago, IL 60680-3589; or (ii) fax it to the Fund at (312) 849-8440 by February 14, 2014. If you fax the Letter of Transmittal, you should mail the original executed Letter of Transmittal to the Fund promptly after you fax it (although the original does not have to be received before 5:00 p.m., Central time, on February 14, 2014).

●
If you would like to learn the NAV of your Common Units, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact us at (800) 388-5610 or at the address listed above on page 3, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Central Time). Unitholders should realize that the value of the Common Units tendered in this Offer likely will change between the most recent calculation of NAV prior to the commencement of the Offer and the Valuation Date, when the value of the Common Units will be determined for purposes of calculating the Payment Amount. Therefore, the Payment Amount received may be more or less than the NAV of the tendered Common Units as of the date hereof or the Expiration Date, in accordance with fluctuations in the Fund’s NAV per Common Unit through the Valuation Date.

●
Please note that just as you have the right to withdraw the tender of your Common Units, we have the right to cancel, amend or postpone this Offer at any time before 5:00 p.m., Central Time, on February 14, 2014.

1.         Background and Purpose of the Offer

The purpose of this Offer to repurchase Common Units of the Fund, is to provide liquidity to Unitholders, as contemplated by and in accordance with the procedures set forth in the Fund’s Confidential Private Offering Memorandum (the “Offering Memorandum”). Because there is no secondary trading market for Common Units and transfers of Common Units are prohibited without prior approval of the Fund, the Board of Trustees of the Fund (the “Trustees”) have determined, after consideration of various matters, including but not limited to those set forth in the Offering Memorandum, that the Offer is in the best interests of Unitholders in order to provide liquidity for Common Units as contemplated in the Offering Memorandum. The Trustees intend to consider the continued desirability of making an offer to purchase Common Units each quarter, but the Fund is not required to make any such offer.

The purchase of Common Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Unitholders that do not tender Common Units. Unitholders that retain their Common Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Common Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Unitholders that do not tender Common Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.

Common Units that are tendered to the Fund in connection with this Offer will be retired, although the Fund will issue new Common Units from time to time as set forth in its Confidential Private Offering Memorandum. The Fund currently expects that it will accept subscriptions for Common Units as of the first business day of each calendar month, but is under no obligation to do so, and may do so more frequently as determined by the  Trustees.

The tender of Common Units by a Unitholder will not affect the record ownership of such Unitholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Common Units are actually repurchased. Also realize that although the Offer expires on February 14, 2014, you will remain a Unitholder of the Fund with respect to the Common Units you tendered that are accepted for repurchase by the Fund until the issuance of the Repurchase Instrument representing payment for the Common Units tendered.

Unitholders may learn the NAV of the Common Units, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact us at (800) 388-5610 or at the address listed above on page 3, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Central Time). Unitholders should realize that the value of the Common Units tendered in this Offer likely will change between the most recent calculation of NAV prior to the commencement of the Offer and the Valuation Date, when the value of the Common Units will be determined for purposes of calculating the Payment Amount. Therefore, the Payment Amount received may be more or less than the NAV of the tendered Common Units as of the date hereof or the Expiration Date, in accordance with fluctuations in the Fund’s NAV per Common Unit through the Valuation Date.

2.         Offer to Purchase and Price

The Fund will, on the terms and subject to the conditions of the Offer, repurchase up to a number of Common Units having an aggregate NAV, as of the last calculation of NAV preceding the expiration of the Offer, of $25,000,000.00 that are properly tendered by Unitholders and not withdrawn (in accordance with Section 5 below) prior to the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  Common Units will be repurchased in the Offer in exchange for a Repurchase Instrument that provides for payment of the Payment Amount, equal to the NAV, determined as of the Valuation Date, of the repurchased Common Units.

3.         Amount of Tender

The minimum amount of Common Units that a Unitholder may tender is equal to $100,000 (based on the NAV of such Common Units as of the last calculation of NAV preceding the expiration of the Offer), provided, however, that if a Unitholder holds Common Units having an aggregate value of less than $100,000, the minimum amount of Common Units that a Unitholder may tender is 100% of the Unitholder’s investment.  If a Unitholder attempts to tender a portion of its Common Units in an amount that would reduce the capital account balance to less than $10,000, then the Unitholder shall be deemed to have tendered the entirety of its Common Units. The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Common Units being tendered.

If the number of Common Units properly tendered prior to the Expiration Date and not withdrawn is less than or equal to the offered number of Common Units, the Fund will, upon the terms and subject to the conditions of the Offer, purchase all Common Units so tendered.

If more than the offered number of Common Units is duly tendered prior to the expiration of the Offer and not withdrawn, the Fund presently intends to, subject to the condition that there have been no changes in the factors originally considered by the Trustees when it determined to make the Offer and the other conditions set forth in Section 7, but is not obligated to, extend the Offer period, if necessary, and increase the number of Common Units that the Fund is offering to purchase to an amount which it believes will be sufficient to accommodate the excess Common Units tendered as well as any additional Common Units tendered during the extended Offer period.  Alternatively, the Fund may purchase the offered number of Common Units on a pro rata basis.

If more than 60% of Common Units are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Trustees will in their sole discretion consider whether it is appropriate to liquidate the Fund. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

4.         Procedure for Tenders

Unitholders wishing to tender Common Units pursuant to the Offer should (i) hand deliver or mail the Letter of Transmittal (enclosed with the Offer), to the Fund at c/o The Northern Trust Company, P.O. Box 803589, Chicago, IL 60680-3589; or (ii) fax the Letter of Transmittal to the Fund at (312) 849-8440.  The completed and executed Letter of Transmittal must be received, either by hand delivery, mail or by fax, no later than 5:00 p.m., Central time, on February 14, 2014. If you fax the Letter of Transmittal, you should mail the original executed Letter of Transmittal to the Fund promptly after you fax it (although the original does not have to be received before 5:00 p.m., Central time, on February 14, 2014).

The Fund recommends that all documents be submitted via hand delivery or certified mail, return receipt requested, or by facsimile transmission. Unitholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone numbers set forth on page 3. The method of delivery of any documents is at the election and complete risk of the Unitholder tendering Common Units including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Common Units or any particular Unitholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor its agents shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5.         Withdrawal Rights

Any Unitholder tendering Common Units pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date. Unitholders will also have the right to withdraw a tender of Common Units at any time after March 14, 2014, to the extent the tendered Common Units have not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received at the address or fax numbers set forth on page 3. A form to give notice of withdrawal of a tender is available by calling the Fund at the telephone number indicated on page 3. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. A tender of Common Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Common Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6.         Repurchases and Payment

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Common Units that are tendered as, if, and when, it gives written notice to the tendering Unitholder of its election to repurchase such Common Units.

Immediately after the Expiration Date, each Unitholder whose Common Units (or portion of them) have been accepted for repurchase will be issued and will be bound by the terms of a Repurchase Instrument reflecting the Fund’s agreement to pay the Unitholder the Payment Amount, equal to the NAV, determined as of the Valuation Date, of the repurchased Common Units. The Repurchase Instrument will be non-interest bearing, non-transferable and non-negotiable.  Once issued a Repurchase Instrument, an investor will no longer be a Unitholder of the Fund under applicable state law and will not have the rights of a Unitholder, including without limitation voting rights.  However, until payment in respect of the Repurchase Instrument is made, an investor will continue to be treated as a partner in the Fund for U.S. income tax purposes and to have the rights that a Unitholder would have to inspect the books and records of the Fund and to receive financial and other reports relating to the Fund.  A Unitholder who is issued a Repurchase Instrument is referred to herein as a “Payee.” The Repurchase Instrument will be held by The Northern Trust Company, as escrow agent, on behalf of the Payee.  A tendering Unitholder may request a copy of the Repurchase Instrument by contacting the Fund at (800) 388-5610 and, upon request, the Repurchase Instrument, when issued, will be mailed to the tendering Unitholder at the Unitholder’s address maintained in the books and records of the Fund.

Payment in respect of the Repurchase Instrument will be made following the determination of the NAV of the Common Units as of the Valuation Date, but in no event later than the later of (i) thirty (30) days after the Valuation Date, or (ii) if the Fund has requested withdrawals of its capital from any Sub-Fund in which the Fund is invested in order to fund the repurchase of the repurchased Common Units, within ten (10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Sub-Funds (the “Payment Date”). The Fund currently expects that it will calculate the NAV within 15 business days of the Valuation Date.  The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

The Payment Amount will take into account and include all Fund income, gains, losses, deductions and expenses until the Valuation Date.

The Payment Amount that a Unitholder may expect to receive will be the value of the repurchased Common Units determined on the Valuation Date based on the NAV of the Common Units as of the Valuation Date.  Although the Payment Amount required to be paid by the Fund under the Repurchase Instrument will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the Payment Amount due by an in-kind distribution of securities.  The Fund intends to make an in-kind payment only under the limited circumstance where the Fund receives an in-kind distribution from Sub-Funds of transferable securities that the Fund cannot liquidate itself prior to the Payment Date.

It is expected that payments under the Repurchase Instrument will be derived from: (a) cash on hand; (b) withdrawals of capital from the Sub-Funds in which the Fund has invested; and/or (c) possibly borrowings, as described below. Neither the Fund nor its investment adviser has determined at this time to borrow funds to purchase Common Units tendered in connection with the Offer. However, depending on the dollar amount of Common Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings.

The Fund has entered into a credit agreement with Bank of Montreal (the “Credit Agreement”), pursuant to which the Fund may, from time to time, borrow money for temporary cash management purposes, including in connection with offers to purchase Common Units.  The amount the Fund may borrow under such Credit Agreement may not exceed 10% of the Fund’s NAV.   Pursuant to such Credit Agreement, the Fund pays an interest rate of 1-month LIBOR plus 1.75% on amounts borrowed and a commitment fee of 0.75% on the unused portion of the commitment amount.  Amounts borrowed under the Credit Agreement in connection with the Offer would be repaid through the disposition of portfolio investments.

7.         Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, the Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to repurchase Common Units tendered pursuant to the Offer; (b) there is, in the judgment of the Fund’s Board, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States, Illinois, or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, terrorist action or other international or national calamity or Acts of God directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the NAV of the Fund from the NAV of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Unitholders if Common Units tendered pursuant to the Offer were purchased; or (c) the Fund’s Board determines that it is not in the best interests of the Fund to purchase Common Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

The foregoing conditions are for the sole benefit of the Fund and may be asserted by the Fund regardless of the circumstances (including any action or inaction by the Fund) giving rise to any of these conditions, and may be waived by the Fund, in whole or in part, at any time and from time to time, before the payment date, in its sole discretion. The Fund’s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time. Any determination or judgment by the Fund concerning the events described above will be final and binding on all parties.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Unitholders of such extension. During any such extension, all Common Units previously tendered and not withdrawn will remain subject to the Offer.  In the event of an extension of the Offer, the Fund reserves the right to adjust the Valuation Date to correspond with such extension and all references herein to the Valuation Date shall mean such adjusted date.

The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth above and in the event of such cancellation not to purchase or pay for any Common Units tendered pursuant to the Offer;  (b) amend the Offer; and (c) postpone the acceptance of Common Units. If the Fund materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Fund will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) promulgated under the Securities Exchange Act of 1934 (the “1934 Act”). These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

If more than 60% of Common Units are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5, the Trustees will in their sole discretion consider whether it is appropriate to liquidate the Fund.

8.         Certain Information About the Fund

The Fund is organized as a Delaware statutory trust and the principal office of the Fund is located at 50 South La Salle Street, Chicago, Illinois 60603. The Fund’s telephone number is (312) 630-6000. Common Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust and the Securities Act.

The Fund issues Common Units to the Feeder Funds and to direct investors in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of the Securities Act of 1933 in amounts equal to the aggregate value of shares of the Fund sold to such persons.  Other than this continuous private offering of Common Units by the Fund, pursuant to which the Fund has issued approximately 15,270,000 Common Units during the past 60 business days at a price equal to the NAV per unit on the date of each such sale, there have not been any transactions involving the Common Units that were effected during the past 60 business days by the Fund, any executive officer or manager of the Fund, any person controlling the Fund, any executive officer or director of any corporation ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

The Offering Memorandum and the offering memoranda of the Feeder Funds state that the Fund intends to effect quarterly tender offers.  The Fund has previously made offers to repurchase on a quarterly basis.  Affiliates of the Fund (other than the Feeder Funds) have not previously tendered any Interests to the Fund either directly or indirectly through the Feeder Funds .

Apart from facts set forth in the foregoing paragraphs, the Fund does not have any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present board of trustees or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) any class of equity securities of the Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (7) any class of equity securities of the Fund becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934 (the “1934 Act”); (8) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1934 Act; (9) the acquisition by any person of additional securities of the Fund or the disposition of securities of the Fund other than as set forth in the Fund’s registration statement; or (10) any changes in the Fund’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Fund.

For the avoidance of doubt, it should be noted that the Fund currently intends to make quarterly tender offers similar to the Offer on a going-forward basis.

Apart from facts set forth above, the Fund does not know of any contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive officers or trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund, and any person with respect to any securities of the Fund (including, but not limited to, any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Except as described in this Offer to Purchase, the Fund is not aware of any governmental license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Common Units as contemplated by the Offer or, of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Fund’s acquisition or ownership of Common Units as contemplated by the Offer. Should any such approval or other action be required, the Fund currently contemplates that it will seek approval or other action will be sought. The Fund cannot predict whether it may determine that it is required to delay the acceptance for payment of, or payment for, Common Units tendered in response to the Offer, pending the outcome of any such matters. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to the Fund’s business. The Fund’s obligation to accept for payment and pay for Common Units under the Offer is subject to various conditions.

9.         Material U.S. Federal Income Tax Consequences

The following summary is a discussion of the material U.S. federal income tax consequences of the Offer that may be relevant to Unitholders who tender some or all of their Common Units for cash pursuant to the Offer.  This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, rulings issued by the Internal Revenue Service (the “IRS”), and judicial decisions and other applicable authorities, all as of the date hereof.  All of the foregoing is subject to change or differing interpretations, possibly with retroactive effect.  This summary does not purport to discuss all aspects of U.S. federal income taxation which may be important to a particular person in light of its investments or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, and insurance companies), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws.  This summary assumes that the Common Units are held by the Unitholders for investment purposes (commonly referred to as “capital assets”).  No advance ruling has been or will be sought from the IRS regarding any matter discussed herein.  Further, no opinion of counsel has been or will be obtained with regard to the Offer.

The U.S. federal income tax treatment of a Unitholder participating in the Offer depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available.  Accordingly, you should consult your tax advisor regarding the U.S. federal, state, local and foreign tax consequences of tendering your Common Units pursuant to the Offer or of a decision not to tender in light of your specific tax situation.

Tax Consequences to Unitholders.  A distribution by the Fund of a Repurchase Instrument to a Unitholder will not be a taxable event to the Unitholder. Rather, the Unitholder will continue to be treated as a partner in the Fund for tax purposes with respect to those units tendered in exchange for a Repurchase Instrument, even if a Unitholder tenders all of his, her or its Common Units for redemption. Accordingly, each Unitholder, in computing its U.S. federal income tax, will include its allocable share of Fund items of income, gain, loss, deduction and expense allocated to the Repurchase Instrument for the period during which such Unitholder holds the Repurchase Instrument, as determined by the provisions of the Fund’s Declaration of Trust if such allocations are in accordance with section 704 of the Code and the Treasury Regulations thereunder.    If the IRS successfully challenged any of such allocations of the Fund, and there can be no assurance that the IRS might not, the redetermination of the allocations to a particular Unitholder for U.S. federal income tax purposes may be less favorable than the allocations set forth in the Declaration of Trust.

A distribution by the Fund in payment of a Repurchase Instrument that was distributed to a Unitholder in respect of less than all of a Unitholder’s Common Units will reduce, but not below zero, the Unitholder’s adjusted tax basis in all of his, her or its Common Units held immediately before the payment in respect of the Repurchase Instrument (see “Adjusted Tax Basis” below).  If the payment in respect of the Repurchase Instrument by the Fund to a Unitholder exceeds the Unitholder’s adjusted tax basis in his, her or its Common Units, the excess will be taxable to the Unitholder as though it were a gain from a sale or exchange of the Common Units.  Such gain generally will be long-term capital gain if the Unitholder’s Common Units have been held for more than one year.  Amounts realized attributable to the Unitholder’s allocable share of the Fund’s “unrealized receivables” or “substantially appreciated inventory,” each as defined in Section 751 of the Code, may be treated as ordinary income, taxable at ordinary income rates.  It is possible that partial redemptions made during the taxable year could result in taxable gain to a Unitholder where no gain would otherwise have resulted if the same partial redemption were made at the end of the taxable year.

A Unitholder who redeems for cash all of his, her or its Common Units will recognize gain or loss measured by the difference between the amount realized on the payment in respect of the Repurchase Instrument and the Unitholder’s adjusted tax basis in the Repurchase Instrument sold (see “Adjusted Tax Basis” below).  Such gain or loss generally will be long-term capital gain or loss if the Unitholder’s redeemed Common Units have been held for more than one year at the time payment is made in respect of the Repurchase Instrument.  The amount realized will include the Unitholder’s allocable share of Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any, as well as any proceeds from the payment in respect of the Repurchase Instrument.

Long-term capital gains recognized by individuals and certain other non-corporate taxpayers generally will be subject to reduced maximum tax rates.

Adjusted Tax Basis.  A Unitholder’s adjusted tax basis in its Common Units is equal to the Unitholder’s aggregate capital contributions to the Fund as adjusted by certain items.  Basis is generally increased by the Unitholder’s allocable share of Fund profits (and items of income and gain) and Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any.  Basis is generally decreased by the Unitholder’s allocable share of Fund losses (and items of loss, deduction and expense), the amount of cash distributed by the Fund to the Unitholder, and the Fund’s tax basis of property (other than cash) distributed by the Fund to the Unitholder and any reduction in the Unitholder’s allocable share of Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any.

A Repurchase Instrument that is distributed to a Unitholder in respect of less than all of a Unitholder’s Common Units will not affect the aggregate adjusted tax basis of the Unitholder’s remaining Common Units immediately before the distribution. Accordingly, the Unitholder’s aggregate adjusted basis in his, her or its Common Units immediately before the distribution of the Repurchase Instrument will equal the Unitholder’s aggregate adjusted basis for such Unitholder’s remaining Common Units following the distribution of the Repurchase Instrument.

If a Repurchase Instrument is distributed to a Unitholder in respect of all of a Unitholder’s Common Units, the adjusted tax basis of the Repurchase Instrument will equal the aggregate adjusted basis of the Common Units immediately before the distribution of the Repurchase Instrument. In such a case, the adjusted tax basis of the Repurchase Instrument will generally be increased by the Unitholder’s allocable share of Fund profits (and items of income and gain) and Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any. The Repurchase Instrument’s basis will generally be decreased by the Unitholder’s allocable share of Fund losses (and items of loss, deduction and expense), the amount of cash distributed by the Fund to the Unitholder, and the Fund’s tax basis of property (other than cash) distributed by the Fund to the Unitholder and any reduction in the Unitholder’s allocable share of Fund nonrecourse borrowings (as defined for U.S. federal income tax purposes), if any, as if such Unitholder still held his, her or its Common Units tendered in exchange for the Repurchase Instrument.

Information Reporting and Backup Withholding.  If you tender any Common Units, you must report the transaction by filing a statement with your U.S. federal income tax return for the year of the tender which provides certain required information to the IRS.  To prevent possible application of backup U.S. federal income tax withholding with respect to the payment of the Offer consideration, you are generally required to provide us with your correct taxpayer identification number.  Backup withholding is not an additional tax.  Any amounts withheld under the back-up withholding rules may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

State and Local Withholding.  If you tender any Common Units pursuant to this Offer, we may be required under state or local tax laws to deduct and withhold a portion of our Offer price.  You should consult your tax advisor concerning whether any state or local withholding would be required on a disposition of your Common Units and whether such amounts may be available to you as a credit on your state or local tax returns.

10.         Miscellaneous

The Offer is not being made to, nor will tenders be accepted from, Unitholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  Unitholders should consult with their own advisors regarding filing and disclosure requirements in connection with the Fund, including the filing of FBAR forms.

No person has been authorized to give any information or make any representation on behalf of the Fund not contained in the Offer documents and, if given or made, such information or representation must not be relied upon as having been authorized.

The Fund is subject to the informational requirements of the 1940 Act and in accordance therewith files annual reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”) relating to its business, financial condition and other matters. The Fund is required to disclose in such proxy statements certain information, as of particular dates, concerning the Fund’s Trustees and executive officers, their remuneration, the principal holders of the Fund’s securities and any material interest of such persons in transactions with the Fund. The Fund has also filed an Issuer Tender Offer Statement on Schedule TO with the SEC. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies may be obtained, by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549. Such reports and other information are also available on the SEC’s web site (http://www.sec.gov).

11.         Financial Statement

The Fund’s audited financial statements appearing in the Fund’s annual report to shareholders for the period ended March 31, 2013, including accompanying notes thereto and the report of the Fund’s independent registered public accounting firm thereon, as contained in the Fund’s Form N-CSR filed with the SEC on June 6, 2013, are incorporated herein by reference. The Fund’s unaudited financial statements appearing in the Fund’s semi-annual report to shareholders for the period ended September 30, 2013, including accompanying notes thereto, as contained in the Fund’s Form N-CSRS filed with the SEC on December 4, 2013, are incorporated herein by reference. A copy of the Fund’s annual report to shareholders is available upon request and without charge by calling (800) 388-5610 or by writing the Fund at the address listed on page 3 of this Offer to Purchase. All other portions of the Fund’s annual report to shareholders are not incorporated herein by reference and are not part of this Offer to Purchase.

Appendix A

FORM OF REPURCHASE INSTRUMENT

NT Alpha Strategies Fund (“Payor”), a Delaware statutory trust, hereby promises to pay [UNITHOLDER NAME] (“Payee”) the Payment Amount (as defined in Section 2) as discussed below.

This Repurchase Instrument is being issued so that Payor may repurchase the units of interest in Payor (the “Repurchased Units”) from Payee pursuant to the terms and subject to the conditions set out in the applicable Offer to Repurchase and the Notice of Intent to Tender submitted by Payee (which Offer to Repurchase and Notice of Intent to Tender, together with any amendments or supplements thereto collectively constitute the “Offer”).  This Repurchase Instrument is (i) not negotiable, (ii) not interest-bearing and (iii) not assignable.

1.         General Payment Provisions.  Payor will make the Payment under this Repurchase Instrument in a single installment in such currency of the United States of America as will be legal tender at the time of payment.  Payment under this Repurchase Instrument will be made by immediately available funds to Payee’s account as previously identified to Payor by Payee.  Notwithstanding the foregoing, Payor may decide, in its sole discretion, to make payment in cash, by the distribution of securities in kind, or partly in cash and partly in kind.  Any payment in the form of securities will be made by means of a separate arrangement entered into with Payee in the sole discretion of Payor.

2.         Payment.  The “Payment Amount” will be an amount equal to the net asset value of the Repurchased Units determined as of March 31, 2014 (the “Valuation Date”) (and valued within 30 days of such Valuation Date in accordance with the policies and procedures with respect to the determination of net asset value as determined from time to time by the Board Trustees of Payor pursuant to Payor’s Agreement and Declaration of Trust).  Payor will make payment under this Repurchase Instrument following the determination of the net asset value as of Payor’s units as of the Valuation Date, but in no event later than the later of (1) thirty (30) days after the Valuation Date, or (2) if Payor has requested withdrawals of its capital from any investment funds in which Payor is invested in order to fund the repurchase of the Repurchased Units and the payment of the Payment Amount, within ten (10) business days after Payor has received at least 90% of the aggregate amount withdrawn by Payor from the investment funds.

To the extent that the Repurchased Units are subject to an Early Withdrawal Charge (as defined in Payor’s offering memorandum), such Early Withdrawal Charge will be deducted from the Payment Amount.

3.         Optional Prepayment.  This Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date.

4.         Events of Default.

(a)        The occurrence of any of the following events shall be deemed to be an “Event of Default” under this Repurchase Instrument:

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(i.)	Payor defaults in payment of the Payment Amount when due in accordance with this Repurchase Instrument and any such default continues for a period of ten (10) days;

(ii.)
Payor shall commence any proceeding or other action relating to itself in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of Payor or of the debts of Payor under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; Payor applies for, or consents or acquiesces to, the appointment of a receiver, conservator, trustee or similar officer for Payor or for all or substantially all of the property of Payor and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; or

(iii.)
The commencement of any proceeding or the taking of any other action against Payor in bankruptcy or seeking reorganization, arrangement, readjustment, dissolution, liquidation, winding-up, relief or composition of Payor or of the debts of Payor under any law relating to bankruptcy, insolvency or reorganization or relief of debtors and any of such events continues for sixty-five (65) days undismissed, unbonded or undischarged; or the appointment of a receiver, conservator, trustee or similar officer for Payor or for all or substantially all of the property of Payor and any such event continues for sixty (60) days undismissed, unbonded or undischarged.

(b)        Upon the occurrence of an Event of Default, the entire unpaid amount of this Repurchase Instrument outstanding shall become immediately due and payable, without presentment, demand, protest, or other notice of any kind, all of which are expressly waived, and without any action on the part of Payee.

5.         Miscellaneous.

(a)        Governing Law; Consent to Jurisdiction.  This Repurchase Instrument and the rights and remedies of Payor and Payee will be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be wholly performed within such State, without regard to the conflict of laws principles of such State.  Any legal action, suit or proceeding arising out of or relating to this Repurchase Instrument may be instituted in any state or federal court located within the State of Delaware, and each party hereto agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the venue of the action, suit or proceeding is improper or that this Repurchase Instrument or the subject matter hereof may not be enforced in or by such court.

(b)        Notices.  All communications under this Repurchase Instrument will be given in writing, sent by telecopier or registered mail to the address set forth below or to such other

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address as such party will have specified in writing to the other party hereto, and will be deemed to have been delivered effective at the earlier of its receipt or within two (2) days after dispatch.

If Payor, to:	NT Alpha Strategies Fund 50 South LaSalle Street Chicago, Illinois 60603

If Payee, to:	to name and address of Payee, as set forth in the books and records of Payor

(c)        Severability, Binding Effect.  Any provision of this Repurchase Instrument that is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.

(d)        Amendment; Waiver.  No provision of this Repurchase Instrument may be waived, altered or amended, except by written agreement between Payor and Payee.

(e)        Waiver of Presentment.  Payor hereby waives presentment, protest, demand for payment and notice of default or nonpayment to or upon Payor with respect to this Repurchase Instrument.

(f)         No Transferability. Payee may not directly or indirectly pledge, assign, sell, hypothecate, exchange, transfer or otherwise dispose of legal or beneficial ownership (including without limitation through any swap, structured note or any other derivative transaction) of all or any portion of this Repurchase Instrument to any person (collectively a “Transfer”), except for a Transfer that is effected solely by operation of law as the result of the death, divorce, bankruptcy, insolvency, adjudication of incompetence, dissolution, merger, reorganization or termination of such Payee or otherwise or a Transfer that is effected with the written consent of Payor, which consent may be given or withheld in Payor’s sole and absolute discretion, and any such permitted transferee shall become automatically subject to and bound by the terms of this Repurchase Instrument without any action on the part of such transferee.

(g)        Certain Rights.  Payee shall retain all rights to inspect the books and records of Payor and to receive financial and other reports relating to Payor until the Payment Date.  However, Payee shall not be a Unitholder of Payor and shall have no other rights (including, without limitation, any voting rights) as a Unitholder under Payor’s Agreement and Declaration of Trust.

(h)        Valuation.  For purposes of calculating the value of the Repurchased Units, the amount payable to Payee will take into account and include all income, gains, losses, deductions and expenses of Payor through the Valuation Date.  If Payor is liquidated or dissolved prior to the originally designated Valuation Date, the Valuation Date shall become the date on which

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Payor is liquidated or dissolved and the value of the Repurchased Units will be calculated in accordance with the foregoing sentence.

(i)         Entire Agreement.  This Repurchase Instrument and the Offer set out herein between the parties and supersede any prior oral or written agreement between the parties.

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IN WITNESS WHEREOF, Payor has duly caused this Repurchase Instrument to be duly executed as of the date first above written.

NT ALPHA STRATEGIES FUND

By:

Name:

Title:

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